PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Articles of Amendment-Domestic Corporation

(15 Pa.C.S.)

☑ Business Corporation (§ 1915)
☐ Nonprofit Corporation (§ 5915)

Name T. Schrecengost, RP, Tucker Arensberg, P.C. Address 1500 One PPG Place City State Zip Code Pittsburgh, PA 15222	**Document will be returned to the name and address you enter to the left.** ⇐

Fee: $70

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
Commercial National Financial Corporation

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):
(a) Number and Street City State Zip County
900 Ligonier Street, Latrobe, PA 15650, Westmoreland County

(b) Name of Commercial Registered Office Provider County
c/o

3. The statute by or under which it was incorporated: PA Business Corporation Law of 1988, as amended

4. The date of its incorporation: 2/21/1990

5. *Check, and if appropriate complete, one of the following:*

☑ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

☐ The amendment shall be effective on: ______________ at ______________
Date Hour

2007 SEP 21 PM 1:10
PA. DEPT. OF STATE

DSCB:15-1915/5915-2

6. *Check one of the following:*

[✓] The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

[ ] The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate, complete one of the following:*

[✓] The amendment adopted by the corporation, set forth in full, is as follows

The following language shall be added to the Corporation's Articles of Incorporation:
Evidence of share ownership in the Corporation for any or all classes and series of shares, or any part thereof, may be represented by either certificated or uncertificated shares.

[ ] The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

[ ] The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

18th day of September

2007.

COMMERCIAL NATIONAL FINANCIAL CORPORATION
Name of Corporation

[signature]
Signature

Senior Vice President - Secretary
Title